Michael A. Goldstein Becker & Poliakoff, LLP 45 Broadway, 17th Floor New York, New York 10006 Email: mgoldstein@beckerlawyers.com Phone: (212) 599-3322 Fax: (212) 557-0295

March 8, 2022	VIA EDGAR

United States Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

450 Fifth Street N.W.

Washington, DC 20549

Attention:	Mr. Benjamin Holt,

Mr. James Lopez

Re:	Metal Sky Star Acquisition Corporation

Amendment No.1 to Registration Statement on Form S-1

Filed December 21, 2021

File No. 333-260251

To the Reviewing Staff Members of the Commission:

Reference is made to the Staff’s letter dated January 19, 2022 to Mr. Man Chak Leung, Chief Executive Officer of Metal Sky Star Acquisition Corporation (the Company) regarding comments on Amendment No. 1 to the Company’s Registration Statement on Form S-1. On behalf of our client, and as requested by the Staff, we are responding to the questions raised by the Staff and amending the Company’s Registration Statement to include certain clarifying disclosure to address the Staff’s comment. For your convenience, we have set forth the Staff’s comment in bold, followed by our response, as follows:

Amendment No. 1 to Registration Statement on Form S-1 filed December 21, 20211

Cover Page

1.	We note your amended disclosure throughout the filing that you will not consider or undertake a business combination with an entity or business “with its principal or a majority of its business operations (either directly or through any subsidiaries)” in the PRC, including Hong Kong and Macau. The language leaves open the possibility that you could undertake an initial business combination in circumstances where you are the counterparty to a VIE or other arrangement with a China-based entity. Please revise your disclosure in response to our prior comments if you retain the option of undertaking an initial business combination with any entity with its principal business operations in China (including Hong Kong and Macau) or, alternatively, revise to clearly specify any such limitation.

Response: We have revised the disclosure in the Registration Statement to address the Staff’s comment to clearly state that the Company will not consider or undertake a business combination through a variable interest entity (VIE) or any other entity which would result in exposure to the risks and uncertainties pertaining to a business combination with an entity or business with its principal or a majority of its business operations (whether directly, through subsidiaries or a VIE) in the People’s Republic of China (including Hong Kong and Macau). Specifically, we have revised the cover page of the prospectus, prospectus summary on pages 2 and page 7, risk factors on page 44 and page 61, management discussion and analysis on page 76 and proposed business on page 81 to include clarifying language to such effect to address the Staff’s comment.

We trust that our response fully addresses the Staff’s concerns as set forth in its comment letter. Should the Staff have any additional questions regarding the information contained in the Registration Statement or with respect to our response to the comment letter, please contact the undersigned by email at mgoldstein@beckerlawyers.com, or Bill Huo, Esq at bhuo@beckerlawyers.com. You may also contact the undersigned by phone at (212) 599-3322.

Very truly yours,

By:	/s/ Michael A. Goldstein
Name:	Michael A. Goldstein

Cc:	Mr. Man Chak Leung

Chief Executive Officer

Metal Sky Star Acquisition Corporation